SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 27, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release

February 27, 2004

TeliaSonera Finland aquires real estate property Sturenportti

TeliaSonera Finland Oyj will aquire the shares in real-estate company Kiinteistö Oy Sturenportti from the Sonera Pension Fund at the price of 32.5 MEUR. Kiinteistö Oy Sturenportti’s assets consists of real estate property Sturenportti in Helsinki and is part of TeliaSonera Finland’s head quarter premises.

TeliaSonera Finland will renovate the real estate at a cost currently estimated to 15 MEUR.

TeliaSonera Finland estimates that under the current general real-estate price and financing cost levels, buying the premise, rather than having a long-term 10 – 12 year rental agreement for it, will be a more profitable alternative.

_____________________________________________

For further information journalists can contact:

TeliaSonera’s Press Office, tel +46-8-713 58 30

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.